Issuer Free Writing Prospectus dated October 7, 2013

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated October 4, 2013 and

Registration Statement No. 333-191575

ABENGOA

Innovative technology solutions for sustainability

Abengoa announces a Global Offering of Class B shares to be listed concurrently in the United States and Spain, for expected gross proceeds of approximately € 400 million or USD 541 million

October 7, 2013 – Abengoa (MCE: ABG.B), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, announced today its intention to offer class B shares in the form of shares or American Depositary Shares (“ADSs”) (together, the “Shares”) for expected gross proceeds of approximately € 400 million or USD 541 million, prior to underwriting commissions and discounts and other offering expenses (the “Offering”).

The Shares will be offered publicly in the United States pursuant to a registration statement filed with the Securities and Exchange Commission (the “SEC”), and globally.

The ADSs have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance. The Company has also applied to list the class B shares on the Madrid and Barcelona Stock Exchanges. The Shares will be offered without preferential subscription rights to existing shareholders. Abengoa´s majority shareholder, Inversión Corporativa, has expressed to the Company its intention to present an offer for the subscription of € 63 million under the capital increase.

The Company intends to use the net proceeds from the Offering to repay certain existing corporate debt maturities due in 2013 and 2014 totalling approximately € 323 million, with the remaining net proceeds to be used to reinforce its liquidity position and strengthen its balance sheet.

The Company is contemplating a roadshow of approximately 10 days for the marketing of the Offering in the United States, Europe and the Middle East. The final terms of the Offering are expected to be announced by October 16, 2013.

The Company has arranged two conference calls today, where the CEO of Abengoa will  explain the Offering in more detail, at the following times:

• 3:30h EST / 8:30h GMT / 9:30h CET. Dial in details for the conference call are +44 (0) 1452 580733 (UK Free Call Dial-In: 08006942573). Conference ID 77128663 - everyone joining the call will need to quote this number to gain access to the call.

• 11:45h EST / 16:45h GMT / 17:45h CET Dial in details for the conference call are +44 (0) 1452 580733 (UK Free Call Dial-In: 08006942573). Conference ID 77128663 - everyone joining the call will need to quote this number to gain access to the call.

Citigroup and HSBC will serve as global coordinators of the Offering; Citigroup, HSBC, BofA Merrill Lynch and Banco Santander will serve as joint senior bookrunners; and Canaccord Genuity and Société Générale Corporate & Investment Banking will serve as joint junior bookrunners.

The offering will be made only by means of a prospectus. A copy of the preliminary prospectus, when available, may be obtained as indicated in the next paragraph.

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering of securities to which this communication relates, but that registration statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this Capital Increase. You may get these documents for free by mail from the offices of Citigroup, Attention: Prospectus Department, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146), or HSBC, Attention: Prospectus Department, HSBC Securities (USA) Inc., 452 Fifth Avenue. New York, NY 10018 (Tel: 877-429-7459); or by emailing a request to ny.equity.syndicate@us.hsbc.com. The preliminary prospectus contained within the registration statement is available at the following active hyperlink: http://www.sec.gov/Archives/edgar/data/1161785/000104746913009517/a2216882zf-1.htm.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) in the United Kingdom, persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or who are high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates will only be available to and will only be engaged in with, relevant persons. Any person who is not a relevant person must not act or rely on this document or any of its contents.

The underwriters are acting on behalf of the company and no one else in connection with the Offering and will not be responsible to any other person for providing the protections afforded to clients of the underwriters or for providing advice in relation to the Offering.

About Abengoa

Abengoa (MCE: ABG.B) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water.

Communication Department:	Investor relations
Patricia Malo de Molina Meléndez.	Bárbara Zubiría Furest.
Tel: +34 954 93 71 11	Tel: +34 954 937 111
E-mail: communication@abengoa.com	E-mail: ir@abengoa.com